FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2007
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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Table of Contents
(1)	Press Release, “SYGNIS AG and DR. REDDY’S sign exclusive supply collaboration for AX200 in stroke,” November 26, 2007.

(2)	Press Release, “Argenta Discovery and Dr. Reddy’s progress pre-clinical anti-inflammatory candidate to treat chronic respiratory disease,” November 26, 2007.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Heidelberg, Germany and Hyderabad, India, 26 November 2007
SYGNIS AG and DR. REDDY’S sign exclusive supply collaboration for AX200 in stroke
– Agreement with Dr. Reddy’s secures long-term supply to advance the clinical development of SYGNIS’ lead product candidate –
– Dr. Reddy’s first agreement for the long-term supply of a biological molecule; First of its kind from India –
Heidelberg, Germany and Hyderabad, India, 26 November 2007 – SYGNIS Pharma AG (Frankfurt: LIO; ISIN DE0005043509; Prime Standard) and the leading Indian phar-maceutical company Dr. Reddy’s Laboratories (NYSE: RDY) today announced the sign-ing of an exclusive 10 year agreement for the supply of the active ingredient AX200, a biological molecule in development by SYGNIS for the treatment of Stroke and other neurodegenerative disorders. The Agreement secures the supply of AX200 far beyond the clinical development and provides a solid basis for the envisaged marketing of the compound.
SYGNIS successfully completed a Phase IIa clinical trial of AX200 in September, that demonstrated safety and efficacy in patients with acute Stroke. In the second half of 2008, SYGNIS plans to start a Phase IIb efficacy trial in acute Stroke with AX200 sup-plied by Dr. Reddy’s. Stroke affects over 5 million patients worldwide every year and is the third leading cause of death, presenting a major socio-economic burden.
Dr. Alfred Bach, Chief Executive Officer, SYGNIS Pharma AG, said, “Our collaboration with Dr. Reddy’s represents an important milestone in the development of AX200 which we believe has potential to significantly improve the treatment perspective for millions of patients globally. The long-term access to secure production sources for AX200 is a major step on SYGNIS’ way to becoming a product-focused company. This provides us with the flexibility to optimize our marketing strategy for this product. The fact that Dr. Reddy’s entered into this collaboration also reflects their confidence in the enormous potential of AX200.”
Dr. Cartikeya Reddy, Head of Biologics at Dr. Reddy’s, said, “Biopharmaceutical Ser-vices is a fast growing business segment globally with a limited number of service pro-viders. Our strategic decision to exclusively produce a biological molecule for a partner is a first in the history of Dr. Reddy’s and fits very well within our Custom Pharmaceutical Services’ business model. We are very optimistic that AX200 will continue to show real potential in the treatment of Acute Stroke with the potential to be used in the treatment of other degenerative neurological diseases.”
SYGNIS Pharma AG Contact Information:
Dr. Franz-Werner Haas
Vice President Operations
+49 (0) 6221 454 812
franz-werner.haas@sygnis.de
Dr. Reddy’s Contact Information:
Custom Pharmaceutical Services Europe:
Marcel Velterop at marcelvelterop@drreddys.com or on +41 (0)797733453
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media:
Mythili Mamidanna at at mythilim@drreddys.com or on +91-40-66511620

About AX200
AX200 for the treatment of acute stroke is the most advanced drug candidate in SYG-NIS’ product pipeline. The AX200 protein is produced at highly elevated levels in the brain, as part of an endogenous protective mechanism after brain damage. Thus, if this drug administered in the acute phase of Stroke, the brain’s own protective action is fur-ther boosted. This offers a highly beneficial, dual neurotherapeutic approach which has been discovered by SYGNIS. AX200 stops neuronal cell death in the acute phase of Stroke, and in addition, it stimulates the regeneration of the already damaged nervous tissue through the stimulation of neurogenesis as well as arteriogenesis and the reor-ganisation of neuronal networks. Besides Stroke, AX200 is currently in preclinical testing for further neurodegenerative indications such as Amyotrophic Lateral Sclerosis (ALS).
About SYGNIS Pharma
SYGNIS Pharma AG, with head offices in Heidelberg, is a specialty pharmaceutical Company listed on the Prime Standard of the German stock exchange. The Company is focused on the research, development and marketing of innovative therapies for the treatment of neurodegenerative diseases. These include stroke, Amyotrophic Lateral Sclerosis (ALS), Huntington’s Disease and neurological disorders resulting from injury, such as trauma of the brain or spinal cord. All these disorders are characterized by the fact that, as the disease progresses, nerve cells are damaged and die. Although there is great medical demand, there are currently no or only inadequate treatment options available.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and mar-kets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection. ( www.drreddys.com )
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Harlow, UK and Hyderabad, India, 26 November 2007
Argenta Discovery and Dr Reddy’s progress pre-clinical anti-inflammatory candidate to treat chronic respiratory disease
Harlow, UK and Hyderabad, India; 26 November 2007 – Argenta Discovery Limited, the respiratory drug discovery and development company, and Dr Reddy’s Laboratories (NYSE: RDY), today announce a major milestone in their development programme targeting a novel disease-modifying approach to treat the underlying cause of certain chronic respiratory diseases including chronic obstructive pulmonary disease (COPD) and severe asthma.
Argenta’s Chief Executive Officer, Dr. Christopher Ashton said: “Just 18 months after signing the deal with Dr Reddy’s, the team has already selected the first candidate drug to proceed into pre-clinical development. We are very excited by the exceptional progress this programme has made within such a short timeframe. With GMP material already manufactured we are on target to enter Phase I in mid-2008 and Phase II in 2009. We believe we are first-in-class for this inhaled anti-inflammatory approach to treat chronic respiratory disease.”
Under the terms of the licensing agreement announced in February 2006, Argenta and Dr Reddy’s are collaborating to identify clinical candidates against an undisclosed but proven anti-inflammatory drug target and to develop these candidates to Phase II proof-of-concept.
Ashton added: “The programme is also likely to deliver high quality back-up candidates in the near future, which is testament to the overall strength and depth of the approach. This rapid progress towards the clinic is further validation that Argenta’s innovative ‘fast forward’ strategy for the rapid development of new respiratory medicines against well validated, precedented drug targets has achieved significant momentum. We are building a strong pipeline and have the funds to take all our programmes as far as clinical proof-of-concept.”
Notes to Editors
Chronic obstructive pulmonary disease (COPD) is a disease state characterized by airflow obstruction that is progressive and current therapies, including inhaled corticosteroids, fail to treat disease progression. COPD is a leading cause of morbidity and mortality worldwide with an overall prevalence in adults over 40 years currently estimated at between 9 and 10%. Unlike many other major diseases, deaths due to COPD are increasing and the World Health Organisation (WHO) estimates by 2020 COPD will be the third leading cause of mortality and the fifth leading cause of morbidity in the world. Thus, there is a high level of unmet medical need for this progressive and debilitating disease.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection. (www.drreddys.com)
About Argenta Discovery
Founded in August 2000, Argenta has leading expertise in chronic respiratory diseases, including Chronic Obstructive Pulmonary Disease (COPD) and severe asthma. The company has generated a portfolio of pre-clinical anti-inflammatory programmes with the goal of taking these as far as Phase IIa proof-of-concept. In November 2006, Argenta initiated its first clinical trial with ADC4022, an investigational medicine for the treatment of Chronic Obstructive Pulmonary Disease (COPD) and severe asthma.
Argenta also has a successful and growing contract research division that provides integrated drug discovery services to a range of leading pharmaceutical and biotechnology companies worldwide. Argenta employs approximately 150 people and is based in Harlow and Slough, UK. (www.argentadiscovery.com)

Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investor Relations: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-23731946 ext. 308
Media: M Mythili at mythilim@drreddys.com or on +91-40-66511620
Argenta Discovery :
Chris Ashton at chris.ashton@argentadiscovery.com or on +44 (0) 1279 645 645

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: December 5, 2007		Name:	V. Viswanath
		Title:	Company Secretary